Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Shareholders of ReneSola Ltd (the “Company”) will be held at the office of Kirkland & Ellis International LLP at 11th Floor, HSBC Building, Shanghai IFC, 8 Century Avenue, Pudong New District, Shanghai, China at 2:00 p.m. (Beijing time) on 26 August 2013 for the purpose of considering and, if thought fit, passing the following resolutions by a simple majority of the votes cast by the shareholders present in person or by proxy at this meeting:

1.	As a resolution of shareholders, to increase the number of shares the Company is authorised to issue from 500,000,000 no par value Shares of a single class to 600,000,000 no par value Shares of a single class.

2.	As a resolution of shareholders, to further amend and restate the memorandum of association of the Company (the “Memorandum”) which is currently in effect as follows:

(a)	by inserting the following to paragraph 1.1 of the Memorandum:

“Preferred Shares” means the preferred shares of no par value of any class that the Company creates or has created.

(b)	by amending paragraph 6.1 of the Memorandum to read as follows:

“The Company is authorised to issue a maximum of 600,000,000 no par value Shares of a single class.”

(c)	by adding the following as paragraph 6.4 of the Memorandum:

“The directors of the Company may, subject to section 9 of the Act, by amending this Memorandum of Association and, where necessary, the Articles, create additional classes of Shares and determine the rights, privileges, restrictions and conditions thereof including without limitation, new classes of Preferred Shares or other Shares issued by the Company from time to time. To the extent legally permitted, such number of Shares may be increased or decreased by Resolution of Directors, provided that no decrease shall reduce the number of Shares of a class to a number less than the number of Shares of such class then issued and outstanding plus the number of Shares of such class reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Company convertible into such class of Shares.”

(d)	by amending paragraph 9 of the Memorandum to read as follows:

“The rights conferred upon the holders of the Shares of any class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or superior thereto.”

(e)	by amending paragraph 12.1 of the Memorandum to read as follows:

“Subject to paragraphs 6.4, 8 and 9, the Company may amend the Memorandum or the Articles by Resolution of Shareholders or Resolution of Directors.”

3.	As a resolution of shareholders, to receive, consider and approve the consolidated financial statements of the Company for the year ended 31 December 2012, together with the reports of the auditors thereon.

4.	As a resolution of shareholders, to re-elect Mr. Tan Wee Seng as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company's current articles of association.

5.	As a resolution of shareholders, to authorise the board of directors of the Company to re-appoint Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditors of the Company until the conclusion of the next general meeting of the shareholders of the Company.

26 July 2013

By order of the Board of Directors	Registered office
RENESOLA LTD	Craigmuir Chambers P.O. Box 71, Road Town,
Tortola, British Virgin Islands
Registered No. 1016246

Martin Bloom
Chairman

Notes

1.	Copies of the Company’s Annual Report 2012, Form of Proxy and Form of Poll Card and this Notice of Annual General Meeting are available for viewing on or about 26 July 2013 on the Company’s investor relations website at http://ir.renesola.com. Requests for a copy of the Company’s Annual Report 2012 free of charge can be directed to the Company at ir@renesola.com or ReneSola Ltd, Investor Relations, No.98 Yiqun Road, Yaozhuang Industrial Park, Jiashan County, Zhejiang Province, People's Republic of China 314117 (Re: ReneSola Annual Report 2012), or to Capita Registrars at ssd@capitaregistrars.com or Capita Registrars, Shareholder Services, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU (Re: ReneSola Annual Report 2012).	5. 6. 7.

Any alterations made to the Form of Proxy should be initialled.

In the case of a corporation the Form of Proxy should be given under its Common Seal or under the hand of an officer or attorney duly authorised in writing.

Registered holders of American Depositary Shares at close of business on 29 July 2013 (New York Time) will receive a Depositary Receipt Voting Instruction Card for this purpose and the Depositary Receipt Voting Instruction Card must be completed, signed and returned prior to 16 August 2013 at 5:00 p.m. (New York Time). Voting Instruction Cards for registered holders may be returned to the US Depositary (The Bank of New York Mellon) at:

2.	A member entitled to attend and vote at the Annual General Meeting convened by the above Notice is entitled to appoint one or more proxies to attend, speak and vote on his behalf. A proxy need not be a member of the Company.		Proxy Tabulator For ReneSola Ltd P.O. Box 8016 Cary, NC 27512-9903

3.	In the case of joint holders, if two or more persons hold shares of the Company jointly each of them may be present in person or by proxy at the meeting of the Shareholders and may speak as a Shareholder, if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners and if two or more are present in person or by proxy they must vote as one.	8.	If you hold American Depositary Shares representing shares in the Company indirectly through a financial intermediary (Bank or Brokerage Firm), you must rely on the procedures of the financial intermediary through which you hold your shares to ensure participation in the shareholders meeting.

4.	To appoint a proxy you should complete the Form of Proxy enclosed with this Notice of Annual General Meeting. To be valid the Form of Proxy, together with the power of attorney or other authority (if any) under which it is signed or notarially certified or office copy of the same, must be delivered to the offices of Capita Registrars, PXS, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU by no later than 48 hours before the time fixed for the meeting or any adjourned meeting (excluding Saturday, Sunday and public holidays in United Kingdom and China).	9.	Pursuant to Regulation 7.4, the Board has determined that only those members registered in the relevant register of members of the Company at close of business on 29 July 2013 shall be entitled to attend and vote at the shareholders meeting or, if the meeting is adjourned, close of business on such date being not more than two days prior to the date fixed for the adjourned meeting. Changes to entries in the register of members after close of business on 29 July 2013 shall be disregarded in determining the right of any person to attend or vote at the meeting.

ReneSola Ltd is a BVI incorporated company with a registered number of 1016246